UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate be check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated March 13, 2012, entitled “VIRYANET REPORTS FOURTH QUARTER AND YEAR-END 2011 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Date: March 13, 2012

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on March 13, 2012, entitled “VIRYANET REPORTS FOURTH QUARTER AND YEAR-END 2011 RESULTS”.

Exhibit 99.1

ViryaNet Reports Fourth Quarter and Year-End 2011 Results

March 13, 2012

Quarterly Net Income Increased Significantly Year-Over-Year, Quarterly Revenues Up 4% Year-Over-Year

Westborough, MA, March 13, 2012 - ViryaNet Limited (OTCQB: VRYAF), a leading provider of software solutions that optimize the planning, execution, and monitoring of service processes for mobile workforces, announced financial results for the fourth quarter and year-end, of 2011.

For the fourth quarter ended December 31, 2011, ViryaNet reported total revenues of $2.6 million, a 4.0% increase compared to the same period in 2010. Licenses revenues decreased by 14%, from $0.4 million in the fourth quarter of 2010 to $0.3 million in the fourth quarter of 2011. Maintenance and services revenues increased by 5%, to $2.3 million in the fourth quarter of 2011 compared to $2.2 million in the fourth quarter of 2010. Net income for the fourth quarter was $309,000, or $0.08 basic and diluted earnings per share, compared to net income of $108,000, or $0.03 basic and diluted earnings per share, for the same period in 2010.

During the fourth quarter of 2011 ViryaNet sold its wholly owned Australian subsidiary, ViryaNet PTY Ltd, which yielded a gain of $250,000 for ViryaNet from the sale. ViryaNet also dissolved its U.K. subsidiary, ViryaNet Europe Ltd. during 2011. ViryaNet PTY and ViryaNet Europe Ltd. results for the three months and year ended December 31, 2011 are included in discontinued operations and the results for the comparable periods in 2010 have been reclassified to discontinued operations.

ViryaNet’s short-term bank debt balance was reduced during 2011, from $0.8 million on December 31, 2010 to $0.6 million on December 31, 2011, whereas long-term bank debt balance increased by $0.4 million, due to new bank loans received during 2011. The Days Sales Outstanding (DSO) for ViryaNet in the fourth quarter of 2011 was 33 days.

The financial results for the fourth quarter and full year 2011 are disclosed in the attached table.

“We are pleased with the results of the fourth quarter, which continued the momentum of the third quarter. During the second half of 2011, in which we attained net income of $0.68 million, we closed 18 new license deals with existing and new customers, through our direct sales and through major partners in the North America and EMEA.” stated Memy Ish-Shalom, the Chief Executive Officer of ViryaNet. “Most of the new license bookings closed in the fourth quarter are carried forward as backlog into 2012.”

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce ManagementTM, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website, follow us on twitter, or call us: 800-661-7096.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on July 15, 2011, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2010	December 31, 2011
	Audited	Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$97	$104
Restricted cash deposits	—	140
Trade receivables	1,066	878
Other accounts receivable and prepaid expenses	200	271

Total current assets	1,363	1,393

NON-CURRENT ASSETS:
Severance pay fund	1,018	1,001
Long-term receivable	—	183
Other	20	25

Total non-current assets	1,038	1,209

PROPERTY AND EQUIPMENT, net	106	93

GOODWILL	7,253	6,516

Total assets	$9,760	$9,211

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2010	December 31, 2011
	Audited	Unaudited
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$288	$115
Current maturities of long-term bank loans	500	498
Trade payables	386	717
Deferred revenues	3,356	2,587
Other accounts payable and accrued expenses	1,872	2,004
Convertible debt	517	—
Loan from related party	79	—

Total current liabilities	6,998	5,921

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	589	1,001
Long-term convertible debt	—	502
Long-term deferred revenues	317	—
Long-term deferred rent payable	—	82
Accrued severance pay	1,499	1,435

Total long-term liabilities	2,405	3,020

SHAREHOLDERS’ EQUITY:
Share capital	4,350	4,655
Additional paid-in capital	116,456	116,338
Accumulated other comprehensive income	55	—
Accumulated deficit	(120,504)	(120,723)

Total shareholders’ equity	357	270

Total liabilities and shareholders’ equity	$9,760	$9,211

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. U.S. dollars in thousands, except share and per share data)

	Three months ended December 31		Year ended December 31
	2010	2011	2010	2011
Revenues:
Software licenses	$370	$319	$1,574	$1,549
Maintenance and services	2,156	2,309	8,735	8,122

Total revenues	2,526	2,628	10,309	9,671

Cost of revenues:
Software licenses	6	19	68	56
Maintenance and services	1,007	872	3,873	3,513

Total cost of revenues	1,013	891	3,941	3,569

Gross profit	1,513	1,737	6,368	6,102

Operating expenses:
Research and development	279	306	1,010	1,614
Selling and marketing	644	761	2,782	2,847
General and administrative	338	478	1,551	1,708

Total operating expenses	1,261	1,545	5,343	6,169

Income (loss) from operations	252	192	1,025	(67)

Financial income (expenses), net	(63)	(38)	(237)	(129)

Income (loss) from continuing operations before taxes	189	154	788	(196)
Taxes on income	4	—	69	9

Income (loss) from continuing operations	$185	$154	$719	$(205)

Discontinued operations
Loss from discontinued operations net of income taxes (1)	(77)	(95)	(50)	(136)
Gain on disposal of discontinued operations net of income taxes (2)	—	250	—	122

Net income (loss) from discontinued operations	(77)	155	(50)	(14)

Net income (loss)	$108	$309	$669	$(219)

Basic income (loss) per share
Continuing operations	$0.05	$0.04	$0.20	$(0.06)
Discontinued operations	(0.02)	0.04	(0.01)	0.00

Net income (loss)	$0.03	$0.08	$0.19	$(0.06)

Diluted income (loss) per share
Continuing operations	$0.05	$0.04	$0.19	$(0.06)
Discontinued operations	(0.02)	0.04	(0.01)	0.00

Net income (loss)	$0.03	$0.08	$0.18	$(0.06)

Weighted average number of shares used in computation of basic income (loss) per share	3,534,701	3,738,898	3,467,302	3,671,547
Weighted average number of shares used in computation of diluted income (loss) per share	3,951,724	4,128,584	3,884,201	3,671,547

(1)	ViryaNet PTY and ViryaNet Europe results for the three months and year ended December 31, 2011 are included in discontinued operations and the results for the comparable periods in 2010 have been reclassified to discontinued operations.
(2)	Includes gain from sale of ViryaNet Pty and a loss from dissolution of ViryaNet Europe.